Filed pursuant to Rule 424(b)(2)
Registration No. 333-229494 and 333-229494-01

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)
Senior Fixed to Floating Rate Notes due October 31, 2040 Based on the Leveraged Difference Between USD 10CMS and 2CMS Rates	$2,335,000	$254.75

(1)  Calculated pursuant to Rule 457(r) under the Securities Act of 1933, as amended.

PRICING SUPPLEMENT

(to Prospectus dated February 1, 2019)

$2,335,000

Jefferies Group LLC

Senior Fixed to Floating Rate Notes due October 31, 2040

Based on the Leveraged Difference Between USD 10CMS and 2CMS Rates

As further described below, interest will accrue and be payable quarterly, in arrears, (i) from the Original Issue Date to, but excluding, October 31, 2022 at a rate of 7.00% per annum and (ii) from and including October 31, 2022 to, but excluding, the stated maturity date (October 31, 2040), at a variable rate per annum equal to the Leverage Factor times the difference, if any, between the 10-Year U.S. Dollar Constant Maturity Swap Rate (“10CMS”) and the 2-Year U.S. Dollar Constant Maturity Swap Rate (“2CMS”), subject to the Minimum Interest Rate and the Maximum Interest Rate.

SUMMARY OF TERMS

Issuers:	Jefferies Group LLC and Jefferies Group Capital Finance Inc., its wholly owned subsidiary.

Title of the Notes:	Senior Fixed to Floating Rate Notes due October 31, 2040 based on the Leveraged Difference Between USD 10CMS and 2CMS Rates

Aggregate Principal Amount:	$2,335,000. We may increase the Aggregate Principal Amount prior to the Original Issue Date but are not required to do so.

Issue Price:	At variable prices. The Notes were offered at a price equal to 100% of the Stated Principal Amount per Note until the initial pricing date, which was October 28, 2020. Thereafter, the Notes will be offered from time to time in one or more negotiated transactions at varying prices to be determined at the time of each sale, which may be at market prices prevailing, at prices related to such prevailing prices or at negotiated prices, subject to a maximum price of 100% of the Stated Principal Amount per Note.

Stated Principal Amount	$1,000 per note

Pricing Date:	October 28, 2020

Original Issue Date:	October 30, 2020 (2 Business Days after the Pricing Date)

Maturity Date:	October 31, 2040

Interest Accrual Date:	October 30, 2020

Payment at Maturity	The Payment at Maturity per Note will be the Stated Principal Amount plus accrued and unpaid interest, if any.

CMS Reference Index	10CMS minus 2CMS, expressed as a percentage. Please see “The Notes” below.

Interest Rate	From and including the Original Issue Date to, but excluding, October 31, 2022: 7.00% per annum.

From and including October 31, 2022 to, but excluding, October 31, 2040 (the “Floating Interest Rate Period”): a variable rate per annum equal to the Leverage Factor times the CMS Reference Index, subject to the Minimum Interest Rate and the Maximum Interest Rate.

For the purposes of determining the level of the CMS Reference Index applicable to an Interest Payment Period, the level of the CMS Reference Index will be determined two (2) U.S. Government Securities Business Days prior to the related Interest Reset Date at the start of such Interest Payment Period (each, a “CMS Reference Determination Date”).

Interest for each Interest Payment Period during the Floating Interest Rate Period is subject to the Minimum Interest Rate and the Maximum Interest Rate. Beginning October 31, 2022, it is possible that you could receive little or no interest on the Notes.

Leverage Factor	7

CMS Reference Determination Date	Two (2) U.S. Government Securities Business Days prior to the related Interest Reset Date at the start of the applicable Interest Payment Period

Floating Interest Rate Period	From and including October 31, 2022 to, but excluding, the Maturity Date.

Interest Payment Period:	Quarterly (from and including the last calendar day of each January, April, July and October to, but excluding, the last calendar day of the month occurring three months following such month, with the exception of the first Interest Payment Period which will begin on October 30, 2020)

Interest Payment Dates	The last calendar day of each January, April, July and October, beginning January 31, 2021; provided that if any such day is not a Business Day, that interest payment will be made on the next succeeding Business Day and no adjustment will be made to any interest payment made on that succeeding Business Day.

Interest Payment Period End Dates	Unadjusted

Interest Reset Dates	The last calendar day of each January, April, July and October, beginning October 31, 2022; provided that such Interest Reset Dates shall not be adjusted for non-Business Days.

Minimum Interest Rate	0.00% per annum during the Floating Interest Rate Period.

Maximum Interest Rate	7.00% per annum during the Floating Interest Rate Period.

Day-count Convention:	30/360 (ISDA). Please see “The Notes” below.

Redemption:	Not applicable

Specified Currency:	U.S. dollars

CUSIP/ISIN:	47233JEB0 / US47233JEB08

Book-entry or Certificated Note:	Book-entry

Business Day:	New York

Agent:	Jefferies LLC, a wholly-owned subsidiary of Jefferies Group LLC and an affiliate of Jefferies Group Capital Finance Inc. See “Supplemental Plan of Distribution.”

Calculation Agent:	Jefferies Financial Services Inc., a wholly owned subsidiary of Jefferies Group LLC and an affiliate of Jefferies Group Capital Finance Inc.

Trustee:	The Bank of New York Mellon

Estimated value on the Pricing Date	$921.24 per Note.

Use of Proceeds:	General corporate purposes

Listing:	None

Conflict of Interest:	Jefferies LLC, the broker-dealer subsidiary of Jefferies Group LLC, is a member of FINRA and will participate in the distribution of the notes being offered hereby. Accordingly, the offering is subject to the provisions of FINRA Rule 5121 relating to conflicts of interest and will be conducted in accordance with the requirements of Rule 5121. See “Conflict of Interest.”

The Notes will be our senior unsecured obligations and will rank equally with our other senior unsecured indebtedness.

Investing in the Notes involves risks that are described in the “Risk Factors” section beginning on page PS-7 of this pricing supplement.

	PER NOTE	TOTAL
Public Offering Price	At variable prices	At variable prices
Underwriting Discounts and Commissions	$30	$70,050
Proceeds to Jefferies Group LLC (Before Expenses)	$970	$2,264,950

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus or either prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We will deliver the Notes in book-entry form only through The Depository Trust Company on or about October 30, 2020 against payment in immediately available funds.

Jefferies

Pricing supplement dated October 28, 2020.

You should read this document together with the related prospectus and prospectus supplement,

each of which can be accessed via the hyperlinks below, before you decide to invest.

Prospectus supplement dated February 1, 2019	Prospectus dated February 1, 2019

You should rely only on the information contained in or incorporated by reference in this pricing supplement and the accompanying prospectus and prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this pricing supplement or the accompanying prospectus or prospectus supplement is accurate as of any date later than the date on the front of this pricing supplement.

PS-i

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This pricing supplement and the accompanying prospectus and prospectus supplement contain or incorporate by reference “forward-looking statements” within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are not statements of historical fact and represent only our belief as of the date such statements are made. There are a variety of factors, many of which are beyond our control, which affect our operations, performance, business strategy and results and could cause actual reported results and performance to differ materially from the performance and expectations expressed in these forward-looking statements. These factors include, but are not limited to, financial market volatility, actions and initiatives by current and future competitors, general economic conditions, controls and procedures relating to the close of the quarter, the effects of current, pending and future legislation or rulemaking by regulatory or self-regulatory bodies, regulatory actions, and the other risks and uncertainties that are outlined in our Annual Report on Form 10-K for the fiscal year ended November 30, 2019 filed with the U.S. Securities and Exchange Commission, or the SEC, on January 29, 2020, as amended by  our Form 10-K/A, filed with the SEC on March 27, 2020 (the “Annual Report on Form 10-K”) and in our Quarterly Reports on Form 10-Q for the quarterly periods ended February 29, 2020, May 31, 2020 and August 31, 2020 filed with the SEC on April 8, 2020, July 9, 2020 and October 9, 2020, respectively. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. We do not undertake to update forward-looking statements to reflect the impact of circumstances or events that arise after the date of the forward-looking statements.

PS-ii

THE NOTES

The Notes are joint and several obligations of Jefferies Group LLC and Jefferies Group Capital Finance Inc., its wholly- owned subsidiary. The Aggregate Principal Amount of the Notes is $2,335,000. The Notes will mature on October 31, 2040. From and including the Original Issue Date to, but excluding, October 31, 2022, the Notes will bear interest at the fixed rate of 7.00% per annum. From and including October 31, 2022 to, but excluding, the Maturity Date (the “Floating Interest Rate Period”), the Notes will bear interest at a per annum floating rate equal to the Leverage Factor times the CMS Reference Index, subject to the Minimum Interest Rate and the Maximum Interest Rate. During the Floating Interest Rate Period, the interest rate will be reset quarterly on the Interest Reset Dates set forth in the “Summary of Terms” on the cover page of this pricing supplement. Interest on the Notes will be payable on a quarterly basis on the Interest Payment Dates set forth in the “Summary of Terms” on the cover page of this pricing supplement. We describe the basic features of these Notes in the sections of the accompanying prospectus called “Description of Securities We May Offer—Debt Securities” and the prospectus supplement called “Description of Notes”, subject to and as modified by any provisions described below and in the “Summary of Terms” on the cover page of this pricing supplement. All payments on the Notes are subject to our credit risk.

“10CMS” means the 10-year U.S. Dollar Constant Maturity Swap Rate, expressed as a percentage, as quoted on the Reuters Screen ICESWAP1 Page (or any successor thereto), at approximately 11:00 a.m., New York City time, on the applicable CMS Reference Determination Date.

“2CMS” means the 2-year U.S. Dollar Constant Maturity Swap Rate, expressed as a percentage, as quoted on the Reuters Screen ICESWAP1 Page (or any successor thereto), at approximately 11:00 a.m. New York City time, on the applicable CMS Reference Determination Date.

“30/360 (ISDA)” means the number of days in the Interest Payment Period in respect of which payment is being made divided by 360, calculated on a formula basis as follows, as described in Section 4.16(f) of the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, without regard to any subsequent amendments or supplements:

[360 × (Y2 – Y1)] + [30 × (M2 – M1)] + (D2 –D1)
360

where:

“Y1” is the year, expressed as a number, in which the first day of the Interest Payment Period falls;

“Y2” is the year, expressed as a number, in which the day immediately following the last day included in the Interest Payment Period falls;

“M1” is the calendar month, expressed as a number, in which the first day of the Interest Payment Period falls;

“M2” is the calendar month, expressed as a number, in which the day immediately following the last day included in the Interest Payment Period falls;

“D1” is the first calendar day, expressed as a number, of the Interest Payment Period, unless such number would be 31, in which case D1 will be 30; and

“D2” is the calendar day, expressed as a number, immediately following the last day included in the Interest Payment Period, unless such number would be 31 and D1 is greater than 29, in which case D2 will be 30.

The “CMS Reference Determination Date” for each quarterly Interest Reset Date during the Floating Interest Rate Period will be the second U.S. Government Securities Business Day prior to the beginning of the applicable quarterly Interest Reset Date. A “U.S. Government Securities Business Day” means any day, other than a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association (or any successor thereto) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

If, on any CMS Reference Determination Date, 10CMS or 2CMS is not quoted on the Reuters Screen ICESWAP1 Page, or any page substituted for that page, then 10CMS or 2CMS will be determined by the Calculation Agent in good faith and in a commercially reasonable manner

Notwithstanding the foregoing, if the Calculation Agent determines on a CMS Reference Determination Date that 10CMS or 2CMS has been discontinued, then the Calculation Agent will use a substitute or successor rate that it has determined in its sole discretion is most comparable to 10CMS or 2CMS, as applicable, provided that if the Calculation Agent determines there is an industry-accepted successor rate, then the Calculation Agent shall use such successor rate. If the Calculation Agent has determined a substitute or successor rate in accordance with the foregoing, the Calculation Agent in its sole discretion may determine the definition of business day and the CMS Reference Determination Date to be used, and any other relevant methodology for calculating such substitute or successor rate, including any adjustment factor needed to make such substitute or successor rate comparable to 10CMS or 2CMS, as applicable, in a manner that is consistent with industry-accepted practices for such substitute or successor rate. Unless the Calculation Agent uses a substitute or successor rate as so provided, if 10CMS or 2CMS, as applicable, cannot be determined in the manner described above on a CMS Reference Determination Date, 10CMS or 2CMS, as applicable, will be determined by the Calculation Agent in good faith and in a commercially reasonable manner.

The Stated Principal Amount of each Note is $1,000. The Issue Price will equal 100% of the Stated Principal Amount per Note until the initial pricing date and, thereafter, will be variable, subject to a maximum price of 100% of the Stated Principal Amount per Note. This price includes costs associated with issuing, selling, structuring and hedging the Notes, which are borne by you, and, consequently, the estimated value of the Notes on the Pricing Date is less than the Issue Price. We estimate that the value of each Note on the Pricing Date is $921.24 per Note.

Valuation of the Notes

Jefferies LLC calculated the estimated value of the Notes set forth on the cover page of this pricing supplement based on its proprietary pricing models at that time. Jefferies LLC’s proprietary pricing models generated an estimated value for the Notes by estimating the value of a hypothetical package of financial instruments that would replicate the payout on the Notes, which consists of a fixed-income bond (the “bond component”) and one or more derivative instruments underlying the economic terms of the Notes (the “derivative component”). In calculating the estimated value of the derivative component, Jefferies LLC estimated future cash flows based on a proprietary derivative-pricing model that is in turn based on various inputs, including the factors described under “Risk Factors—The estimated value of the Notes was determined for us by our affiliate using proprietary pricing models” below. These inputs may be market-observable or may be based on assumptions made by Jefferies LLC in its discretionary judgment. Estimated cash flows on the bond and derivative components were discounted using a discount rate based on our internal funding rate.

The estimated value of the Notes is a function of the terms of the Notes and the inputs to Jefferies LLC’s proprietary pricing models.

Since the estimated value of the Notes is a function of the underlying assumptions and construction of Jefferies LLC’s proprietary derivative-pricing model, modification to this model will impact the estimated value calculation. Jefferies LLC’s proprietary models are subject to ongoing review and modification, and Jefferies LLC may change them at any time and for a variety of reasons. In the event of a model change, prior descriptions of the model and computations based on the older model will be superseded, and calculations of estimated value under the new model may differ significantly from those under the older model. Further, model changes may cause a larger impact on the estimated value of a note with a particular return formula than on a similar note with a different return formula. For example, to the extent a return formula contains leverage, model changes may cause a larger impact on the estimated value of that note than on a similar note without such leverage.

The relationship between the estimated value on the Pricing Date and the secondary market price of the Notes

The price at which Jefferies LLC purchases the Notes in the secondary market, absent changes in market conditions, including those related to interest rates and the CMS Reference Index, may vary from, and be lower than, the estimated value on the Pricing Date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that Jefferies LLC would charge in a secondary market transaction of this type, the costs of unwinding the related hedging transactions and other factors.

Jefferies LLC may, but is not obligated to, make a market in the Notes and, if it once chooses to make a market, may cease doing so at any time.

HOW THE NOTES WORK

How to calculate the interest payments during the Floating Interest Rate Period.

The table below presents examples of hypothetical interest that would accrue on the Notes in the Floating Interest Rate Period. The examples below are for purposes of illustration only. The examples of the hypothetical floating interest rate that would accrue on the Notes are based on the level of the CMS Reference Index on the applicable CMS Reference Determination Date.

The actual interest payment amounts during the Floating Interest Rate Period will depend on the actual level of the CMS Reference Index on each CMS Reference Determination Date. The applicable Interest Rate for each quarterly Interest Payment Period will be determined on a per-annum basis but will apply only to that Interest Payment Period. The table assumes that the Interest Payment Period contains 90 calendar days. The examples below are for purposes of illustration only and would provide different results if different assumptions were made.

CMS Reference Index	7 times CMS Reference Index*	Hypothetical Quarterly Interest Payment
-1.00%	0.00%	$0.00
-0.90%	0.00%	$0.00
-0.80%	0.00%	$0.00
-0.70%	0.00%	$0.00
-0.60%	0.00%	$0.00
-0.50%	0.00%	$0.00
-0.40%	0.00%	$0.00
-0.30%	0.00%	$0.00
-0.20%	0.00%	$0.00
-0.10%	0.00%	$0.00
0.00%	0.00%	$0.00
0.10%	0.70%	$1.75
0.20%	1.40%	$3.50
0.30%	2.10%	$5.25
0.40%	2.80%	$7.00
0.50%	3.50%	$8.75
0.60%	4.20%	$10.50
0.70%	4.90%	$12.25
0.80%	5.60%	$14.00
0.90%	6.30%	$15.75
1.00%	7.00%	$17.50
1.10%	7.00%	$17.50
1.20%	7.00%	$17.50
1.30%	7.00%	$17.50
1.40%	7.00%	$17.50
1.50%	7.00%	$17.50
*Subject to the minimum interest rate of 0% and maximum interest rate of 7%.

HISTORICAL 10CMS AND 2CMS RATES

10CMS and 2CMS are “constant maturity swap rates” that measure the fixed rate of interest payable on a hypothetical fixed-for-floating U.S. dollar interest rate swap transaction with a maturity of 10 years or 2 years. In such a hypothetical swap transaction, the fixed rate of interest, payable semi-annually on the basis of a 360-day year consisting of twelve 30-day months, is exchangeable for a floating 3-month LIBOR-based payment stream that is payable quarterly on the basis of the actual number of days elapsed during a quarterly period in a 360-day year. “LIBOR” is the London Interbank Offered Rate and is a common rate of interest used in the swaps industry.

In this pricing supplement, when we refer to 10CMS or 2CMS, we mean the rate as it appears on Reuters page ICESWAP1 (or any successor page) under the heading 10-year index maturity or 2-year index maturity for rates at approximately 11:00 a.m. New York time, on each CMS Reference Determination Date. The rate reported on Reuters page “ICESWAP1” (or any successor page thereto) is calculated by ICE Benchmark Administration Limited based on tradeable quotes for the related interest rate swap of the relevant tenor that is sourced from electronic trading venues. This rate is one of the market-accepted indicators of medium to longer-term interest rates. On the CMS Reference Determination Date, if 10CMS or 2CMS cannot be determined by reference to Reuters Screen ICESWAP1 Page (or any successor page), then the Calculation Agent will determine 10CMS or 2CMS in accordance with the procedures set forth above.
The levels of 10CMS and 2CMS have fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the level of 10CMS or 2CMS during any period shown below is not an indication that 10CMS or 2CMS is more or less likely to increase or decrease at any time during the life of your Notes.
You should not take the historical levels of the 10CMS or 2CMS as an indication of future levels of 10CMS or 2CMS. We cannot give you any assurance that the future levels of 10CMS or 2CMS will result in your receiving a return on your Notes that is greater than the return you would have realized if you invested in a debt security of comparable maturity that bears interest at a prevailing market rate.
In light of current market conditions, the trends reflected in the historical levels of 10CMS or 2CMS may be less likely to be indicative of the levels of 10CMS or 2CMS during the Floating Interest Rate Period.
Neither we nor any of our affiliates make any representation to you as to the performance of 10CMS or 2CMS during the Floating Interest Rate Period. The actual levels of 10CMS or 2CMS during the Floating Interest Rate Period may bear little relation to the historical levels of 10CMS or 2CMS shown below.

The graph below shows the historical difference between 10CMS and 2CMS from January 1, 2002 through October 9, 2020. We obtained the information in the graph below from Bloomberg, without independent verification. The rates displayed in the graph below are for illustrative purposes only.

RISK FACTORS

In addition to the other information contained and incorporated by reference in this pricing supplement and the accompanying prospectus and prospectus supplement including the section entitled “Risk Factors” in our Annual Report on Form 10-K, you should consider carefully the following factors before deciding to purchase the Notes.

Risks Associated with the Offering

The historical levels of 10CMS and 2CMS are not an indication of the future levels of 10CMS and 2CMS.

In the past, the level of 10CMS and 2CMS have experienced significant fluctuations. You should note that historical levels, fluctuations and trends of 10CMS and 2CMS are not necessarily indicative of future levels. Changes in the levels of 10CMS and 2CMS will affect the trading price of the Notes, but it is impossible to predict whether such levels will rise or fall. There can be no assurance that the CMS Reference Index level will be positive on any CMS Reference Determination Date during the Floating Interest Rate Period. Furthermore, the historical performance of the CMS Reference Index does not reflect the return the Notes would have had because they do not take into account each other’s performance, the Leverage Factor or the Maximum Interest Rate.

The amount of interest payable on the Notes is uncertain and could be zero.

During the Floating Interest Rate Period, the amount of interest payable on the Notes in any Interest Payment Period will be dependent on whether and the extent to which 10CMS is greater than 2CMS on the related CMS Reference Determination Date. If 2CMS is greater than or equal to 10CMS on any CMS Reference Determination Date, the rate of interest payable for the related Interest Payment Period will be 0.00%. As a result, the effective yield on the Notes may be less than what would be payable on conventional, fixed-rate redeemable notes of the issuer of comparable maturity. The interest payments on the Notes and return of only the principal amount at maturity may not compensate you for the effects of inflation and other factors relating to the value of money over time.

The estimated value of the Notes on the Pricing Date, based on Jefferies LLC proprietary pricing models at that time and our internal funding rate, will be less than the Issue Price.

The difference is attributable to certain costs associated with selling, structuring and hedging the Notes that are included in the Issue Price. These costs include (i) the selling concessions paid in connection with the offering of the Notes, (ii) hedging and other costs incurred by us and our affiliates in connection with the offering of the Notes and (iii) the expected profit (which may be more or less than actual profit) to Jefferies LLC or other of our affiliates in connection with hedging our obligations under the Notes. These costs adversely affect the economic terms of the Notes because, if they were lower, the economic terms of the Notes would be more favorable to you. The economic terms of the Notes are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the Notes. See “The estimated value of the Notes would be lower if it were calculated based on our secondary market rate” below.

The estimated value of the Notes was determined for us by our affiliate using proprietary pricing models.

Jefferies LLC derived the estimated value disclosed on the cover page of this pricing supplement from its proprietary pricing models at that time. In doing so, it may have made discretionary judgments about the inputs to its models, such as the volatility of the CMS Reference Index and interest rates. Jefferies LLC’s views on these inputs and assumptions may differ from your or others’ views, and as an agent in this offering, Jefferies LLC’s interests may conflict with yours. Both the models and the inputs to the models may prove to be wrong and therefore not an accurate reflection of the value of the Notes. Moreover, the estimated value of the Notes set forth on the cover page of this pricing supplement may differ from the value that we or our affiliates may determine for the Notes for other purposes, including for accounting purposes. You should not invest in the Notes because of the estimated value of the Notes. Instead, you should be willing to hold the Notes to maturity irrespective of the initial estimated value.

Since the estimated value of the Notes is a function of the underlying assumptions and construction of Jefferies LLC’s proprietary derivative-pricing model, modifications to this model will impact the estimated value calculation. Jefferies LLC’s proprietary models are subject to ongoing review and modification, and Jefferies LLC may change them at any time and for a variety of reasons. In the event of a model change, prior descriptions of the model and computations based on the older model will be superseded, and calculations of estimated value under the new model may differ significantly from those under the older model. Further, model changes may cause a larger impact on the estimated value of a note with a particular return formula than on a similar note with a different return formula. For example, to the extent a return formula contains leverage, model changes may cause a larger impact on the estimated value of that note than on a similar note without such leverage.

The estimated value of the Notes would be lower if it were calculated based on our secondary market rate.

The estimated value of the Notes included in this pricing supplement is calculated based on our internal funding rate, which is the rate at which we are willing to borrow funds through the issuance of the Notes. Our internal funding rate is generally lower than our secondary market rate, which is the rate that Jefferies LLC will use in determining the value of the Notes for purposes of any purchases of the Notes from you in the secondary market. If the estimated value included in this pricing supplement were based on our secondary market rate, rather than our internal funding rate, it would likely be lower. We determine our internal funding rate based on factors such as the costs associated with the Notes, which are generally higher than the costs associated with conventional debt securities, and our liquidity needs and preferences. Our internal funding rate is not the same as the interest that is payable on the Notes.

Because there is not an active market for traded instruments referencing our outstanding debt obligations, Jefferies LLC determines our secondary market rate based on the market price of traded instruments referencing our debt obligations, but subject to adjustments that Jefferies LLC makes in its sole discretion. As a result, our secondary market rate is not a market-determined measure of our creditworthiness, but rather reflects the market’s perception of our creditworthiness as adjusted for discretionary factors such as Jefferies LLC’s preferences with respect to purchasing the Notes prior to maturity.

The estimated value of the Notes is not an indication of the price, if any, at which Jefferies LLC or any other person may be willing to buy the Notes from you in the secondary market.

Any such secondary market price will fluctuate over the term of the Notes based on the market and other factors described in the next risk factor. Moreover, unlike the estimated value included in this pricing supplement, any value of the Notes determined for purposes of a secondary market transaction will be based on our secondary market rate, which will likely result in a lower value for the Notes than if our internal funding rate were used. In addition, any secondary market price for the Notes will be reduced by a bid-ask spread, which may vary depending on the aggregate stated principal amount of the Notes to be purchased in the secondary market transaction, and the expected cost of unwinding related hedging transactions. As a result, it is likely that any secondary market price for the Notes will be less than the Issue Price.

The price at which the Notes may be resold prior to maturity will depend on a number of factors and may be substantially less than the amount for which they were originally purchased.

Some of these factors include, but are not limited to: (i) changes in the level of 10CMS and 2CMS, (ii) volatility of 10CMS and 2CMS, (iii) changes in interest and yield rates, (iv) any actual or anticipated changes in our credit ratings or credit spreads and (v) time remaining to maturity. Generally, the longer the time remaining to maturity and the more tailored the exposure, the more the market price of the Notes will be affected by the other factors described in the preceding sentence. In addition, as indicated above, the proprietary derivative-pricing model we employ to value the Notes may change, which could have a significant impact on valuation of the Notes. Each of these factors can lead to significant adverse changes in the market price of securities like the Notes.

The amount of interest payable on the Notes in any quarter is capped.

The Interest Rate on the Notes for each quarterly Interest Payment Period during the Floating Interest Rate Period is capped for that quarter at the Maximum Interest Rate of 7.00% per annum, and, due to the Leverage Factor, you will not get the benefit of any increase in the CMS Reference Index level above a level of 1.00% on any CMS Reference Determination Date. Therefore, the maximum quarterly interest payment you can receive during the Floating Interest Rate Period will be $17.50 for each $1,000 stated principal amount of notes. Accordingly, you could receive less than 7.00% per annum interest for any given full year in the Floating Interest Rate Period even when the CMS Reference Index level is much greater than 1.00% on the CMS Reference Determination Date for one quarterly Interest Payment Period during that year if the CMS Reference Index level on the CMS Reference Determination Date with respect to any other quarter is below 1.00%.

You must rely on your own evaluation of the merits of an investment linked to 10CMS and 2CMS.

In the ordinary course of their businesses, we or our affiliates may have expressed views on expected movements in 10CMS and 2CMS and related interest rates, and may do so in the future. These views or reports may be communicated to our clients and clients of our affiliates. However, these views are subject to change from time to time. Moreover, other professionals who deal in markets relating to 10CMS and 2CMS may at any time have views that are significantly different from ours or those of our affiliates. For these reasons, you should consult information about 10CMS and 2CMS and related interest rates from multiple sources, and you should not rely on the views expressed by us or our affiliates.

Neither the offering of the Notes nor any views which we or our affiliates from time to time may express in the ordinary course of their businesses constitutes a recommendation as to the merits of an investment in the Notes.

Regulatory investigations regarding possible manipulation of ISDAFIX may adversely affect your Notes.

Certain U.S. and non-U.S. regulators are investigating possible manipulation of ISDAFIX. If such manipulation occurred, it may have resulted in 10CMS or 2CMS being artificially lower (or higher) than it would otherwise have been. Any changes or reforms affecting the determination or supervision of ISDAFIX in light of these investigations could result in a sudden or prolonged decrease in reported ISDAFIX, which may have an adverse impact on the trading market for ISDAFIX-benchmarked securities, such as your Notes, the market value of your Notes and the payments on your Notes during the Floating Interest Rate Period.

10CMS and 2CMS Rates and the manner in which they are calculated may change in the future.

There can be no assurance that the method by which 10CMS and 2CMS rates are calculated will continue in its current form. Any changes in the method of calculation could reduce 10CMS or 2CMS and thus have a negative impact on the payments on the Notes and on the value of the Notes in the secondary market.

The 10CMS and 2CMS are based on hypothetical interest rate swaps, each referencing 3-month U.S. dollar LIBOR; uncertainty and changes with respect to LIBOR may adversely affect the 10CMS and 2CMS, the CMS Reference Index and the value of your Notes.

Each of the 10CMS and the 2CMS represents the fixed rate of interest payable on a hypothetical interest rate swap with a floating leg based on 3-month U.S. dollar LIBOR. On July 27, 2017, the Chief Executive of the United Kingdom Financial Conduct Authority, which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021. The announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. We cannot predict whether and to what extent banks will continue to provide LIBOR submissions to the administrator of LIBOR or whether any additional reforms to LIBOR may be enacted in the United Kingdom or elsewhere. At this time, no consensus exists as to what rate or rates may become accepted alternatives to LIBOR, and it is impossible to predict the effect of any such alternatives on the value of 3-month U.S. dollar LIBOR, and the value of, and the method of calculating, either the 10CMS or the 2CMS. Uncertainty as to the nature of alternative reference rates to LIBOR and as to potential changes or other reforms to LIBOR may adversely affect 3-month U.S. dollar LIBOR rates, the 10CMS and 2CMS and the CMS Reference Index during the term of the Notes, which may adversely affect the value of the Notes.

In the event that a published 3-month U.S. dollar LIBOR rate is unavailable after 2021, it is possible that the 10CMS and 2CMS would also be unpublished, and in such case an alternative determination method, as set forth under “The Notes” above, will be used to determine the CMS Reference Index.

We may sell an additional aggregate face amount of the Notes at a different issue price.

At our sole option, we may decide to sell additional aggregate face amounts of the Notes subsequently to the date of this pricing supplement. The issue price of the Notes in the subsequent sale may differ substantially (higher or lower) from the Issue Price you paid. There is no stated limit on of the additional face amounts of the Notes we may sell.

The Notes will be treated as debt instruments subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes.

The Notes will be treated as debt instruments subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes. Under this treatment, if you are a U.S. individual or taxable entity, you generally should be required to pay taxes on ordinary income from the Notes over their term based on the comparable yield for the Notes, subject to any positive and negative adjustments based on the actual interest payments on the Notes. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale, exchange or maturity of the Notes will be taxed as ordinary interest income. If you are a secondary purchaser of the Notes, the tax consequences to you may be different.

Please see “Material United States Federal Income Tax Consequences” below for a more detailed discussion. Please also consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your Notes in your particular circumstances.

Our trading and hedging activities may create conflicts of interest with you.

We or one or more of our affiliates, including Jefferies LLC, may engage in trading activities related to the Notes that are not for your account or on your behalf. We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due under the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliates. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty. These trading and hedging activities may present a conflict of interest between your interest as a holder of the Notes and the interests we and our affiliates may have in our proprietary accounts, in facilitating transactions for our customers, and in accounts under our management.

HEDGING

In order to meet our payment obligations on the Notes, at the time we issue the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with one or more of our affiliates. The terms of these hedging arrangements are determined based upon terms provided by our affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of 10CMS and 2CMS, the tenor of the Notes and the hedging arrangements. The economic terms of the Notes depend in part on the terms of these hedging arrangements.

The hedging arrangements may include hedging related charges, reflecting the costs associated with, and our affiliates’ profit earned from, these hedging arrangements. Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than this amount.

For further information, see “Risk Factors” beginning on page PS-7 of this pricing supplement.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the material United States federal income tax consequences of purchasing, owning and disposing of the Notes and is based upon the advice of Sidley Austin LLP, our tax counsel. The following discussion supplements, and to the extent inconsistent supersedes, the discussions under “Material United States Federal Income Tax Consequences” in the accompanying prospectus and under “United States Federal Taxation” in the accompanying prospectus supplement, and is not exhaustive of all possible tax considerations that may be relevant to a holder of Notes. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (“IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. We have not sought a ruling from the IRS regarding any of the tax consequences described below. This summary does not include any description of federal non-income tax laws, the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder of Notes.

This summary is directed solely to U.S. Holders (as defined in the accompanying prospectus supplement) that, except as otherwise specifically noted, will acquire the Notes upon original issuance and will hold the Notes as capital assets, within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “United States Federal Taxation” in the accompanying prospectus supplement. This summary assumes that the issue price of the Notes, as determined for U.S. federal income tax purposes, equals the principal amount thereof.

In the opinion of our tax counsel, Sidley Austin LLP, your Notes will be treated as debt instruments subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for your Notes and applying rules similar to those for accruing original issue discount on a hypothetical non-contingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a non-contingent fixed rate debt instrument with terms and conditions similar to your Notes (the “comparable yield”) and then determining as of the issue date a payment schedule that would produce the comparable yield. Under these rules, you will only accrue interest based on the comparable yield. You will not have to separately include the amount of interest that you receive, except to the extent of any positive or negative adjustments discussed below.

We have determined that the comparable yield for the Notes is equal to 3.6757% per annum, compounded quarterly. Based on this comparable yield, if you are an initial holder that holds a Note until maturity and you pay your taxes on a calendar year basis, we have determined that you would be required to report the following amounts as ordinary income, not taking into account any positive or negative adjustments you may be required to take into account based on the actual payments on the Notes, from the Note each year:

ACCRUAL PERIOD	INTEREST DEEMED TO ACCRUE DURING ACCRUAL PERIOD (PER $1,000 NOTE)	TOTAL INTEREST DEEMED TO HAVE ACCRUED FROM ORIGINAL ISSUE DATE (PER $1,000 NOTE) AS OF END OF ACCRUAL PERIOD
October 30, 2020 through December 31, 2020	$6.13	$6.13
January 1, 2021 through December 31, 2021	$36.12	$42.25
January 1, 2022 through December 31, 2022	$34.86	$77.11
January 1, 2023 through December 31, 2023	$33.97	$111.08
January 1, 2024 through December 31, 2024	$33.52	$144.60
January 1, 2025 through December 31, 2025	$33.17	$177.77
January 1, 2026 through December 31, 2026	$32.98	$210.75
January 1, 2027 through December 31, 2027	$32.92	$243.67
January 1, 2028 through December 31, 2028	$32.94	$276.61
January 1, 2029 through December 31, 2029	$33.03	$309.64
January 1, 2030 through December 31, 2030	$33.18	$342.82
January 1, 2031 through December 31, 2031	$33.36	$376.18
January 1, 2032 through December 31, 2032	$33.54	$409.72
January 1, 2033 through December 31, 2033	$33.72	$443.44
January 1, 2034 through December 31, 2034	$33.96	$477.40
January 1, 2035 through December 31, 2035	$34.26	$511.66
January 1, 2036 through December 31, 2036	$34.61	$546.27
January 1, 2037 through December 31, 2037	$35.01	$581.28
January 1, 2038 through December 31, 2038	$35.47	$616.75
January 1, 2039 through December 31, 2039	$35.99	$652.74
January 1, 2040 through October 31, 2040	$30.41	$683.15

In addition, we have determined the projected payments for your Notes are as follows:

TAXABLE YEAR	JANUARY	APRIL	JULY	OCTOBER
2020 ……………………………	N/A	N/A	N/A	N/A
2021 ……………………………	$17.50	$17.50	$17.50	$17.50
2022 ……………………………	$17.50	$17.50	$17.50	$17.50
2023 ……………………………	$12.68	$12.29	$12.08	$11.74
2024 ……………………………	$11.56	$11.20	$11.02	$10.66
2025 ……………………………	$10.46	$10.16	$10.00	$9.71
2026 ……………………………	$9.49	$9.20	$9.03	$8.77
2027 ……………………………	$8.69	$8.51	$8.45	$8.26
2028 ……………………………	$8.11	$7.90	$7.81	$7.65
2029 ……………………………	$7.54	$7.38	$7.33	$7.19
2030 ……………………………	$7.13	$7.05	$7.08	$7.05
2031 ……………………………	$7.11	$7.08	$7.13	$7.10
2032 ……………………………	$7.14	$7.12	$7.20	$7.19
2033 ……………………………	$7.21	$7.09	$7.04	$6.91
2034 ……………………………	$6.86	$6.71	$6.66	$6.54
2035 ……………………………	$6.50	$6.39	$6.36	$6.11
2036 ……………………………	$6.21	$6.13	$6.12	$6.03
2037 ……………………………	$6.01	$5.92	$5.73	$5.63
2038 ……………………………	$5.61	$5.52	$5.49	$5.40
2039 ……………………………	$5.38	$5.34	$5.36	$5.32
2040 ……………………………	$5.35	$5.31	$5.35	$1,005.31

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of your Notes, and we make no representation regarding the amount of contingent payments with respect to your Notes.

If, during any taxable year, the actual payments with respect to the Notes exceed the projected payments for that taxable year, you will incur a “net positive adjustment” under the contingent debt regulations equal to the amount of such excess. You will treat a net positive adjustment as additional interest income in that taxable year.

If, during any taxable year, the actual payments with respect to the Notes are less than the amount of projected payments for that taxable year, you will incur a “net negative adjustment” under the contingent debt regulations equal to the amount of such deficit. This net negative adjustment will (a) reduce your interest income on the Notes for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of your interest income on the Notes during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments. Any net negative adjustment in excess of the amounts described in (a) and (b) will be carried forward as a negative adjustment to offset future interest income with respect to the Notes or to reduce the amount realized on a sale, exchange or the maturity of the Notes. A net negative adjustment is not subject to the two percent floor limitation on miscellaneous itemized deductions.

You are required to use the comparable yield and projected payment schedule that we compute in determining your interest accruals in respect of your Notes, unless you timely disclose and justify on your U.S. federal income tax return the use of a different comparable yield and projected payment schedule.

Furthermore, it is possible that any Form 1099-OID you receive in respect of the Notes may not take net negative or positive adjustments into account and therefore may overstate or understate your interest inclusions. You should consult your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.

If you purchase your Notes at a price other than their adjusted issue price as determined for tax purposes, you must determine the extent to which the difference between the price you paid for your Notes and their adjusted issue price is attributable to a change in expectations as to the projected payment schedule, a change in interest rates, or both, and reasonably allocate the difference accordingly. If the adjusted issue price of your Notes is greater than the price you paid for your Notes, you must make positive adjustments increasing (i) the amount of interest that you would otherwise accrue and include in income each year, and (ii) the amount of ordinary income (or decreasing the amount of ordinary loss) recognized upon the sale, exchange or maturity, by the amounts allocated to each of interest and projected payment schedule; if the adjusted issue price of your Notes is less than the price you paid for your Notes, you must make negative adjustments, decreasing (i) the amount of interest that you must include in income each year, and (ii) the amount of ordinary income (or increasing the amount of ordinary loss) recognized upon the sale, exchange or maturity by the amounts allocated to each of interest and projected payment schedule. Adjustments allocated to the interest amount are not made until the date the daily portion of interest accrues.

The adjusted issue price of your Notes will equal your Notes’ original issue price plus any interest deemed to be accrued on your Notes (under the rules governing contingent payment debt instruments) as of the time you purchase your Notes, decreased by the projected amount of any contingent payments previously made with respect to the Notes. The original issue price of your Notes is equal to the first price at which a substantial amount of the Notes is sold to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers.

Because any Form 1099-OID that you receive will not reflect the effects of positive or negative adjustments resulting from your purchase of Notes at a price other than the adjusted issue price determined for tax purposes, you are urged to consult with your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.

You will recognize gain or loss upon the sale, exchange or maturity of your Notes in an amount equal to the difference, if any, between the amount of cash you receive at such time and your adjusted basis in your Notes. In general, your adjusted basis in your Notes will equal the amount you paid for your Notes, increased by the amount of interest you previously accrued with respect to your Notes (in accordance with the comparable yield for your Notes), decreased by the projected amount of any contingent payments previously made to you with respect to your Notes and increased or decreased by the amount of any positive or negative adjustment, respectively, that you are required to make if you purchase your Notes at a price other than the adjusted issue price determined for tax purposes.

Any gain you recognize upon the sale, exchange or maturity of your Notes will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your Notes, and, thereafter, as capital loss. If you are a non-corporate holder, you would generally be able to use an ordinary loss to offset your income only in the taxable year in which you recognize the ordinary loss and would generally not be able to carry such ordinary loss forward or back to offset income in other taxable years.

SUPPLEMENTAL PLAN OF DISTRIBUTION

Jefferies LLC, the broker-dealer subsidiary of Jefferies Group LLC and an affiliate of Jefferies Group Capital Finance Inc., will act as our Agent in connection with the offering of the Notes. Subject to the terms and conditions contained in a distribution agreement between us and Jefferies LLC, the Agent has agreed to use its reasonable efforts to solicit purchases of the Notes. We have the right to accept offers to purchase Notes and may reject any proposed purchase of the Notes. The Agent may also reject any offer to purchase Notes. We or Jefferies LLC will pay various discounts and commissions to dealers of $30 per Note depending on market conditions.

We may also sell Notes to the Agent who will purchase the Notes as principal for its own account. In that case, the Agent will purchase the Notes at a price equal to the issue price specified on the cover page of this pricing supplement, less a discount. The discount will equal the applicable commission on an agency sale of the Notes.

The Agent may resell any Notes it purchases as principal to other brokers or dealers at a discount, which may include all or part of the discount the Agent received from us. If all the Notes are not sold at the initial offering price, the Agent may change the offering price and the other selling terms.

The Agent will sell any unsold allotment pursuant to this pricing supplement from time to time in one or more transactions in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of time of sale, prices relating to the prevailing market prices or negotiated prices.

We may also sell Notes directly to investors. We will not pay commissions on Notes we sell directly.

The Agent, whether acting as agent or principal, may be deemed to be an “underwriter” within the meaning of the Securities Act. We have agreed to indemnify the Agent against certain liabilities, including liabilities under the Securities Act.

If the Agent sells Notes to dealers who resell to investors and the Agent pays the dealers all or part of the discount or commission it receives from us, those dealers may also be deemed to be “underwriters” within the meaning of the Securities Act.

The Agent is offering the Notes, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of legal matters by its counsel, including the validity of the Notes, and other conditions contained in the distribution agreement, such as the receipt by the Agent of officers’ certificates and legal opinions. The Agent reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The Agent is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, the offering of the notes will conform to the requirements of FINRA Rule 5121. See “Conflict of Interest” below.

The Agent is not acting as your fiduciary or advisor solely as a result of the offering of the Notes, and you should not rely upon any communication from the Agent in connection with the Notes as investment advice or a recommendation to purchase the Notes. You should make your own investment decision regarding the Notes after consulting with your legal, tax, and other advisors.

We expect to deliver the Notes against payment therefor in New York, New York on October 30, 2020, which will be the second scheduled business day following the initial pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the Notes occurs more than two business days from a pricing date, purchasers who wish to trade the Notes more than two business days prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The Notes will be offered at a price equal to 100% of the Stated Principal Amount per Note until the initial pricing date. Thereafter, the Notes will be offered from time to time in one or more negotiated transactions at varying prices to be determined at the time of each sale, which may be at market prices prevailing, at prices related to such prevailing prices or at negotiated prices, subject to a maximum price of 100% of the Stated Principal Amount per Note.

Jefferies LLC and any of our other broker-dealer affiliates may use this pricing supplement, the prospectus and the prospectus supplements for offers and sales in secondary market transactions and market-making transactions in the Notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. Our affiliates may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

None of this pricing supplement, the accompanying prospectus or the prospectus supplement is a prospectus for the purposes of the Prospectus Directive (as defined below).

Prohibition of Sales to EEA and United Kingdom Retail Investors - The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”) or in the United Kingdom. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA or in the United Kingdom has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA or in the United Kingdom may be unlawful under the PRIIPs Regulation.

This pricing supplement, the accompanying prospectus and the prospectus supplement have been prepared on the basis that any offer of Notes in any Member State of the EEA or in the United Kingdom will only be made to a legal entity which is a qualified investor under the Prospectus Regulation (“Qualified Investors”). Accordingly any person making or intending to make an offer in that Member State of Notes which are the subject of the offering contemplated in this pricing supplement, the accompanying prospectus and the prospectus supplement may only do so with respect to Qualified Investors. Neither the issuers nor the Agent have authorized, nor do they authorize, the making of any offer of Notes other than to Qualified Investors. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

CONFLICT OF INTEREST

Jefferies LLC, the broker-dealer subsidiary of Jefferies Group LLC, is a member of FINRA and will participate in the distribution of the Notes. Accordingly, the offering is subject to the provisions of FINRA Rule 5121 relating to conflicts of interests and will be conducted in accordance with the requirements of Rule 5121. Jefferies LLC will not confirm sales of the Notes to any account over which it exercises discretionary authority without the prior written specific approval of the customer.

LEGAL MATTERS

In the opinion of Sidley Austin LLP, as counsel to the issuers, when the Notes offered by this pricing supplement have been executed and issued by the issuers and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such Notes will be valid and binding obligations of the issuers, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York, the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated February 1, 2019, which has been filed as Exhibit 5.2 to the Company’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on February 1, 2019.

EXPERTS

The consolidated financial statements, and the related financial statement schedules, of Jefferies Group LLC and subsidiaries incorporated herein by reference to the Annual Report on Form 10-K, and the effectiveness of Jefferies Group LLC and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Jefferies Finance LLC and Subsidiaries incorporated herein by reference to Jefferies Group LLC’s Annual Report on Form 10-K, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Berkadia Commercial Mortgage Holding LLC as of December 31, 2019 and December 31, 2018 and for the years then ended incorporated herein by reference to Jefferies Group LLC’s Annual Report on Form 10-K/A for the year ended November 30, 2019 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

$2,335,000

Jefferies Group LLC

Senior Fixed to Floating Rate Notes due October 31, 2040

Based on the Leveraged Difference Between

USD 10CMS and 2CMS Rates

PRICING SUPPLEMENT

October 28, 2020